December 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Scott Anderegg
Dietrich King

Re:	Medirom Healthcare Technologies Inc.
Registration Statement on Form F-1 (File No. 333-281771)

Dear Mr. Anderegg and Mr. King:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Medirom Healthcare Technologies Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 5:30 p.m., Eastern Time on December 9, 2024, or as soon thereafter as practicable. Once the F-1 Registration Statement has been declared effective, please orally confirm that event with our counsel, Kenji Taneda of Skadden, Arps, Slate, Meagher & Flom LLP, by calling Mr. Taneda at +81-3-3568-2640.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

MEDIROM Healthcare Technologies Inc.

By:	/s/ Kouji Eguchi
	Name:	Kouji Eguchi

	Title:	Chief Executive Officer

cc:	Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.
Rumiko Yoneyama, Legal Manager, Medirom Healthcare Technologies Inc.
Kenji Taneda, Skadden, Arps, Slate, Meagher & Flom LLP
Andrew J. Brady, Skadden, Arps, Slate, Meagher & Flom LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
Norwood P. Beveridge, Loeb & Loeb LLP